 **Manor**

Investment Funds

2nd Quarter Report
June 30, 2018
(Unaudited)

Fund Office:
15 Chester Commons
Malvern, PA 19355
610-722-0900   800-787-3334
www.manorfunds.com

Managed by:
Morris Capital Advisors, LLC

Manor Investment Funds

15 Chester Commons
Malvern, PA 19355

June 30, 2018

Dear Fellow Shareholders:

Our funds continue to prosper by consistently applying the conservative investment approach that has been successful over so many years.

Brand Name Stocks

One of the basic tenets of effective marketing is the creation of a "brand". An entire industry is dedicated to building brand images for companies and defending them from imitators and competitors. A strategically managed brand can create perceived quality and emotional attachment, generating added value for a company or product, and pricing power. It is generally a carefully crafted process, but there are times that it can take on a life of its own.

The stock market seems to have some internal "branding" going on, as well. Prompted by heightened attention from some in the financial media, a group of stocks have been tagged in a way that provides instantaneous recognition. Known at the "FAANG's", the group includes Facebook, Amazon, Apple, Netflix, and Google. They have drawn so much attention partly due to the fact that many consider them disruptive technology companies that are transforming their industry and others. Each of the group has been an innovator in their industry, creating dominate market share in the process. That industry dominance, combined with strong growth and high profit margins, have created substantial market capitalizations. If you add Microsoft to the group, these few stocks comprise more than 16% of the S&P 500 index and more than 28% of the Russell 1000 Growth Index.

There is a growing body of research focused on the market dominance of this group. Studies by Jim Bianco and Bank of America have concluded that these stocks are responsible for all of the market return since November 2017. Bianco has the group up 2.66% over that time compared to the S&P 500 index return of 2.26%, meaning that the remaining 494 stocks on the index collectively declined by 0.40%. The BofA study has the top 10 stocks on the index contributing even more, accounting for 122% of the S&P 500 index return since the beginning of this year. Somewhat troubling is the fact that several of these stocks, notably Amazon and Netflix, trade at extremely high price to earnings ratios, even when taking their higher growth rates into account. Those extended valuation measures create an additional level of risk over and above the risk associated with their concentrated weightings in the index.

This branding and market dominance is not just limited to US stocks. Arcus research analyst Peter Tasker adds the "BATS" to the "FAANG's" with the addition of Baidu, Alibaba, Tencent, and Samsung, another group with dominate weightings in their respective indices. Together they have a market cap approaching the size of the Japanese stock market, the third-largest in the world, and have driven returns on the global indices, pushing the MSCI World Stock Index up 1.61%, while every other stock on the index subtracted 1.07% from the index return.

It is easy for investors to become enamored with these brand name stocks as they continue to perform well. Their dominant market capitalizations insure that they will continue to receive a steady flow of new investor dollars from index investors, despite some lofty valuations. But the outsized contribution to performance by a narrow group of stocks often precedes a market top. We have seen this happen before, just think back to the "Nifty Fifty" or the "dot coms", and experience tells us that it does not end well.

The Manor Fund

The Manor Fund declined 1.69%, net of all fees and expenses, during the quarter ending June 30, 2018, underperforming the S&P 500 index return of 3.44% and comparable mutual funds, as measured by the Lipper Large-Cap Core mutual fund index return of 3.11%. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing year returning 4.50% for the Fund compared to 14.38% for the S&P 500 and 13.86% for comparable mutual funds. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing 3-year, 5-year, and 10-year periods with annualized returns of 4.91%, 9.25%, and 7.38% for the Fund compared to annualized returns of 11.94%, 13.37%, and 10.14% for the S&P 500 index, and returns of 11.11%, 12.335%, and 9.09% for the Lipper Large-Cap Core mutual fund index.

During the 2nd Quarter of 2018, the Fund was helped by strong performance from Valero Energy Corporation, Facebook, Inc., Microsoft Corporation, Anthem, Inc., and Kroger Company. The shares of Valero rose sharply early in the quarter when the company reported earnings that were better than expected. The stock surrendered some of those gains in June as uncertainty about oil prices, refinery operating margins, and global economic growth pressured the shares. The shares of Facebook rose steadily throughout the quarter, rebounding from weakness earlier in the year. The company reported revenue and earnings that were above expectations. Facebook experienced continued growth in mobile advertising revenues and Daily Active Users compared to the year-ago period. The shares of Microsoft rose steadily throughout the quarter extending a trend that stretches back to the beginning of last year. The company reported revenue and earnings above expectations, with growth in its Productivity and Business Process, Intelligent Cloud, and Personal Computing segments. The shares of Anthem, a provider of managed health care programs for employers and individuals, rose after the company reported earnings above expectations, despite modest revenue growth and a decline in plan membership. Anthem also raised earnings guidance for the fiscal year despite lower membership expectations. The shares of Kroger jumped late in the quarter after the company reported earnings above expectations on consistent revenue growth, raised earnings guidance, and projected continued growth in comparable store sales. Earlier in the year the shares of Kroger suffered a sharp decline when Amazon announced its purchase of Whole Foods, raising concerns about "disruption" in the grocery industry. It is interesting to note that Kroger reported a substantial gain in its grocery delivery segment, an area typically targeted by Amazon, pushing the shares above the pre-Amazon announcement.

Notable laggards during the 2nd Quarter of 2018 include Applied Materials, Western Digital Corporation, PNC Financial Services, Carnival Corporation, and J.M. Smucker Co. Among this group three of the holdings were among the top performers last quarter; Applied Materials, Western Digital, and PNC Financial. The shares of Applied Materials declined from the highs set earlier in the year despite reporting earnings above expectations and strong revenue growth. Applied maintained its earnings expectations, but lowered revenue expectations. The shares of Western Digital followed a similar pattern as the shares of Applied Materials. The stock hit recent highs early in the year but then declined, despite reporting strong quarterly results. Western Digital reported revenue and earnings above expectations, and raised earnings guidance above consensus expectations for the coming quarter, but the news was not enough to offset continued weakness in

(Continued on page 10)

Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance.

MANOR INVESTMENT FUNDS - MANOR FUND

Schedule of Investments - June 30, 2018

(Unaudited)

Portfolio of Investments

Description	Shares	Market Value
COMMON STOCKS –98.3%		
Consumer Discretionary – 9.9%		
Carnival Corp.	3,627	207,864
D. R. Horton, Inc.	6,366	261,006
Mohawk Ind. *	1,089	233,340
		702,210
Consumer Staples – 9.2%		
CVS Health Corp.	1,817	116,924
JM Smucker Co.	1,888	202,922
Kroger Company	4,447	126,517
PepsiCo, Inc.	1,909	207,833
		654,196
Energy – 8.6%		
Cabot Oil & Gas	8,845	210,511
Valero Energy	3,657	405,305
		615,816
Financial – 14.4%		
Chubb Corp.	1,112	141,246
Discover Financial	2,944	207,287
JPMorgan Chase	2,438	254,040
Metlife Inc.	3,312	144,403
PNC Financial	2,063	278,711
		1,025,687
Health Care – 10.8%		
Allergan PLC	736	122,706
AmerisourceBergen	1,848	157,579
Anthem, Inc.	1,127	268,260
Biogen, Inc. *	770	223,485
		772,030
Industrial – 15.3%		
Avery Dennison	3,220	328,762
Delta Air Lines	3,604	178,542
FedEx Corp.	1,097	249,085
Fortune Brands H&S	2,929	157,258
Pentair PLC	2,599	109,366
nVent Electric	2,599	65,235
		1,088,248

Description	Shares	Market Value
Information Technology – 23.5%		
Amphenol Corp-A	2,929	255,262
Applied Materials	5,221	241,158
Facebook, Inc. *	1,472	286,039
Microsoft Corp.	3,895	384,086
Skyworks Solutions	2,990	288,984
Western Digital	2,791	216,051
		1,671,580
Material – 1.0%		
Nucor Corp.	1,120	70,000
		70,000
Telecomm. – 1.4%		
AT & T, Inc.	3,006	96,523
		96,523
Utility – 0.9%		
AES Corporation	4,937	66,205
		66,205
Real Estate Investment Trust – 3.3%		
Equinix, Inc.	545	234,290
		234,290
TOTAL COMMON STOCKS (Cost $ 4,669,234)		6,996,785
SHORT-TERM INVESTMENTS – 1.6%		
1st Amer. Gov. Fund	119,018	119,018
TOTAL SHORT-TERM INVESTMENTS (Cost $ 119,018)		119,018
TOTAL INVESTMENTS – 99.9% (Cost $ 4,788,252)		7,115,803
Other Assets less Liabilities – Net 0.1%		4,019
NET ASSETS 100.0%		$ 7,119,822

*Non-income producing during the period.

MANOR INVESTMENT FUNDS - MANOR FUND
Fund and Performance Information - June 30, 2018
(Unaudited)

Fund Performance

Investment Performance
vs. the S&P 500 and the Lipper Large-Cap Core Index



Quarter and Annualized Total Return for Periods Ending June 30, 2018

	Manor Fund	S&P 500 Index	Lipper LC Core Funds
2nd Quarter	**-1.69 %**	3.44 %	3.11 %
1-Year	**4.50 %**	14.38 %	13.86 %
3-Year Annualized	**4.91 %**	11.94 %	11.11 %
5-Year Annualized	**9.25 %**	13.37 %	12.33 %
10-Year Annualized	**7.38 %**	10.14 %	9.09 %
Annualized since inception 9/26/95	**6.27 %**	9.02 %	7.13 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 1.25% for the Fund.

Top Holdings and Industry Sectors

Top Company Holdings	
Company	**% of Net Assets**
Valero Energy	5.7 %
Microsoft Corp.	5.4 %
Avery Dennison	4.6 %
Skyworks Solutions	4.1 %
Facebook, Inc.	4.0 %

Top Industry Sectors	
Industry	**% of Net Assets**
Info Technology	23.5 %
Industrial	15.3 %
Financial	14.4 %
Health Care	10.8 %
Consumer Disc.	9.9 %

MANOR INVESTMENT FUNDS - GROWTH FUND

Schedule of Investments - June 30, 2018

(Unaudited)

Portfolio of Investments

Description	Shares	Market Value
COMMON STOCKS – 99.3%		
Consumer Discretionary – 17.0%		
Amazon.com Inc. *	382	649,323
Dollar Tree, Inc. *	3,468	294,780
Expedia, Inc.	2,278	273,793
LKQ Corp. *	8,644	275,744
Royal Caribbean	3,473	359,803
		1,853,443
Consumer Staples – 10.1%		
Church & Dwight	6,753	358,989
Constellation Brands	2,390	523,099
Walgreens Boots	3,570	214,254
		1,096,342
Energy – 3.6%		
Diamondback *	3,004	395,236
		395,236
Financial – 2.8%		
Chubb Limited	2,441	310,056
		310,056
Health Care – 18.5%		
AbbVie, Inc.	3,586	332,243
Alexion Pharma.	2,426	301,188
Eli Lilly & Co.	4,146	353,778
Thermo Fisher	2,919	604,641
UnitedHealth	1,714	420,513
		2,012,363
Industrial – 8.9%		
Robert Half Intl.	4,877	317,493
Southwest Airlines	6,138	312,301
United Rentals, Inc.	2,262	333,917
		963,711
Information Technology – 34.9 %		
Alphabet Inc. Cl A *	250	282,297
Alphabet Inc. Cl C *	250	278,913
Apple, Inc.	3,560	658,992
Cognizant Tech	5,126	404,903
IPG Photonics *	2,131	470,163
MasterCard Inc.	2,695	529,621
Microsoft Corp.	3,458	340,993
ON SemCndctor *	20,878	464,222
Worldpay, Inc. *	4,470	365,557
		3,795,661
Material – 3.5%		
Sherwin Williams	946	385,561
		385,561
TOTAL COMMON STOCKS (Cost $6,793,428)		10,812,373
SHORT-TERM INVESTMENTS – 0.6%		
1st Amer. Gov. Fund		74,434
TOTAL SHORT-TERM INVESTMENTS (Cost $ 74,434)		74,434
TOTAL INVESTMENTS – 99.9% (Cost$ 6,867,862)		10,886,807
Other Assets less Liabilities – Net 0.1%		4,362
NET ASSETS – 100.0%		$ 10,891,169

*Non-income producing during the period.

MANOR INVESTMENT FUNDS - GROWTH FUND
Fund and Performance Information - June 30, 2018
(Unaudited)

Fund Performance



Investment Performance
vs. the S&P 500 and Lipper Large-Cap Growth Index

■ Growth Fund   ⊞ S&P 500 Index   ☐ Lipper LC Growth

Quarter and Annualized Total Return for Periods Ending June 30, 2018

	Growth Fund	S&P 500 Index	Lipper LC Growth Funds
2nd Quarter	**0.59 %**	3.44 %	6.02 %
1-Year	**15.08 %**	14.38 %	22.33 %
3-Year Annualized	**9.71 %**	11.94 %	13.43 %
5-Year Annualized	**12.87 %**	13.37 %	15.65 %
10-Year Annualized	**9.87 %**	10.14 %	10.29 %
Annualized since inception 6/30/99	**5.52 %**	5.66 %	4.01 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 0.99% for the Fund.

Top Holdings and Industry Sectors

Top Company Holdings	
Company	**% of Net Assets**
Apple, Inc.	6.1 %
Amazon.com, Inc.	6.0 %
Thermo Fisher	5.6 %
Mastercard, Inc.	4.9 %
Constellation Brands	4.8 %

Top Industry Sectors	
Industry	**% of Net Assets**
Information Tech.	34.9 %
Health Care	18.5 %
Consumer Disc.	17.0 %
Consumer Staples	10.1 %
Industrial	8.9 %

MANOR INVESTMENT FUNDS - BOND FUND

Schedule of Investments - June 30, 2018

(Unaudited)

Portfolio of Investments

Description	Face Amount	Value
U.S. GOVERNMENT BONDS – 97.9%		
U.S. Treasury 1.375% Due 11-30-18	150,000	149,543
U.S. Treasury 1.000% Due 11-30-19	250,000	244,941
U.S Treasury 1.500 % Due 01-31-22	200,000	191,938
U.S. Treasury 1.250 % Due 07-31-23	400,000	371,625
U.S. Treasury 2.500 % Due 08-15-23	400,000	395,187
U.S. Treasury 1.500 % Due 08-15-26	150,000	135,340
TOTAL U.S. GOVERNMENT BONDS (Cost $ 1,532,046)		1,488,574
SHORT-TERM INVESTMENTS – 1.3%		
1st American Treasury Obligation Fund	19,981	19,981
TOTAL SHORT-TERM INVESTMENTS (Cost $ 19,981)		19,981
TOTAL INVESTMENTS – 99.2% (Cost $ 1,552,027)		1,508,555
Other Assets less Liabilities – Net – 0.8%		11,704
NET ASSETS - 100.0%		$ 1,520,259

SECURITY VALUATION:
Equity securities which are traded on a national or foreign securities exchange and over-the-counter securities listed in the NASDAQ National Market System are valued at the last reported sales price on the principal exchange on which they are traded on the date of determination. Securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Over-the-counter securities not listed on the NASDAQ National Market System are valued at the mean of the current bid and asked prices. Fixed income securities are valued on the basis of valuations provided by independent pricing services. The independent pricing organization values the investments, taking into consideration characteristics of the securities, values of similar securities that trade on a regular basis, and other relevant market data. Securities for which market quotations are not readily available may be fair valued under procedures adopted by the Fund's board. Short-term securities maturing in 60 days or less are stated at cost plus accrued interest earned which approximated market value, in accordance with the terms of a rule adopted by the Securities and Exchange Commission. The amortized cost method values a security at cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium.

Fund Performance



**Investment Performance
vs. the Barclay's Int. Treasury Index
and the Lipper Gov't Index**

■ Bond Fund   ▨ Lipper US Gov't   □ Barclay's Int. Treasury

Quarter and Annualized Total Return for Periods Ending June 30, 2018

	Bond Fund	Lipper US Gov't Fund Index	Barclays Intermediate Treasury Index
2nd Quarter	**-0.10 %**	-0.23 %	0.06 %
1-Year	**-1.37 %**	-0.33 %	-0.76 %
3-Year Annualized	**-0.92 %**	0.86 %	0.62 %
5-Year Annualized	**-0.41 %**	1.48 %	1.03 %
10-Year Annualized	**0.09 %**	3.02 %	2.43 %
Annualized since inception 6/30/99	**1.74 %**	4.05 %	3.81 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 0.95% for the Fund.

Top Five Holdings

Security	% of Net Assets
US Treasury 2.500% Due 08-15-23	26.0 %
US Treasury 1.250% Due 07-31-23	24.4 %
US Treasury 1.000% Due 11-30-19	16.1 %
US Treasury 1.500% Due 01-31-22	12.6 %
US Treasury 1.375% Due 11-30-18	9.8 %

(Continued from page 3)

the stock. The shares of PNC Financial also declined from recent highs, following a pattern similar to the shares of others in the financial services industry. PNC reported revenue and earnings in line with expectations and year-over-year growth in both measures. The shares were pressured, however, by investor concerns that economic growth could slow as the Fed began to raise interest rates and unwind its holdings of Treasury and mortgage securities accumulated during its "quantitative easing". The shares of Carnival Cruise Lines traded in a choppy range for most of the quarter, but then fell sharply when the company announced quarterly results. Carnival reported earnings above expectations and revenue growth compared to the previous year, but reduced earnings guidance for the coming quarter and fiscal year. The shares of J.M. Smucker declined steadily throughout the quarter right up to the quarterly earnings report. Smucker reported revenue and earnings that missed expectations and reduced both revenue and earnings guidance. The stock reversed course and rose through the end of the quarter, but not enough to offset the previous decline.

The Growth Fund

The Manor Growth Fund rose 0.59%, net of all fees and expenses, during the quarter ending June 30, 2018, underperforming the S&P 500 index return of 3.44% and comparable mutual funds, as measured by the Lipper Large-Cap Growth mutual fund index, return of 6.02%. The Fund outperformed the S&P 500 index during the trailing year with a return of 15.08% for the Fund, compared to 14.38% for the S&P 500 index, but underperformed the Lipper Index return of 22.33% during the same time period. The Fund underperformed the S&P 500 index during the trailing 3-year, 5-year and 10-year periods with returns of 9.71%, 12.87%, and 9.87% for the Fund compared to returns of 11.94%, 13.37%, and 10.14% for the index. The Fund underperformed the Lipper Large-Cap Growth mutual fund index during the trailing 3-year, 5-year, and 10-year periods with returns of 9.71%, 12.87%, and 9.87% for the Fund compared to returns of 13.43%, 15.65%, and 10.29% over the same time periods. The Fund continues to outperform Lipper Large-Cap Growth index since inception with an annualized return of 5.52% for the Fund compared to 4.01% for the Lipper Large-Cap Growth index.

During the 2nd Quarter of 2018 the Fund was helped by strong performance from Amazon.com, Inc., Apple, Inc., MasterCard Incorporated, UnitedHealth Group, Inc., and Robert Half International. The shares of Amazon rose steadily throughout the quarter, recovering from a decline in March. The stock jumped after the company reported revenue and earnings that were above expectations, and strong revenue growth. Amazon also announced strong revenue guidance and raised earnings guidance for the coming quarter. The shares of Apple, Inc. jumped after the company announced quarterly results that were better than expectations. Apple reported strong revenue growth in line with expectations, iPhone shipments above expectations, and earnings per share above expectations. Management also raised revenue and earnings guidance for the next quarter, increased its share buyback program and raised the dividend by 17%. The shares of MasterCard rose steadily throughout the quarter, extending a long-term rally in the stock. MasterCard reported revenue and earnings above expectations, and strong revenue growth. The shares of UnitedHealth Group rose steadily throughout the quarter, reaching new highs, reversing the pullback last quarter. The company reported strong growth, revenue in line with expectations, and earnings above expectations. Management also raised earnings expectations for the fiscal year. The shares of Robert Half International also rose steadily throughout the quarter. The company reported revenue and earnings above expectations, and solid year-over-year revenue growth. Management also raised revenue and earnings guidance for the coming quarter.

Notable laggards during the 2nd Quarter of 2018 include LKQ Corp., Royal Caribbean Cruises, On Semiconductor Company, Southwest Airlines, and Dollar Tree, Inc. The shares of LKQ Corp. dropped sharply after the company announced disappointing quarterly results. LKQ reported strong revenue growth, and revenue above expectations, but earnings that missed expectations. The company lowered revenue and earnings guidance for the fiscal year. The sharp drop in the shares erased much of the gains in the stock over the previous year. The shares of Royal Caribbean Cruises declined during the quarter, in line with the shares of other cruise line operators.

During the quarter the company reported higher revenue in line with expectations, earnings above expectations, and raised earnings guidance for the fiscal year. While these results were better than other cruse line operators, investors focused their concerns on the potential that a strong dollar and rising fuel costs could negatively impact operations. The shares of On Semiconductor traded in a choppy range through much of the quarter. The shares rose after the company reported revenue growth in line with expectations, earnings above expectations, and reiterated revenue guidance for the coming quarter. The shares declined later in the quarter, together with many other semiconductor manufacturers, due to concerns about overcapacity and the potential for slowing demand. The shares of Southwest Airlines declined early in the quarter, prior to quarterly earnings. Southwest reported earnings above expectations, but revenue that missed expectations, and estimated that unit revenues would decline on a sequential basis. The shares stabilized despite the weak report, but were not able to recover much of the previous decline. The shares of Dollar Tree, a strong performer in the portfolio last year, fell sharply when the company reported disappointing quarterly operating results. Dollar Tree reported revenue in line with expectations, but earnings below expectations, and reduced both revenue and earnings guidance for the next quarter and fiscal year.

During the quarter we sold several positions in the portfolio to take advantage of some new opportunities. We sold Gilead Sciences, a biopharmaceutical company, and added to an existing portfolio holding, AbbVie, that has some promising treatments under development. We also sold Celgene, another biopharmaceutical company, and invested the proceeds in Eli Lilly, a research and development company that focuses on the manufacture of human and animal pharmaceuticals. Later in the quarter we sold Rockwell Collins prior to the completion of its merger with United Technologies. We used the proceeds to purchase United Rentals, an equipment rental company serving construction, industrial, and residential customers.

The Bond Fund

The Manor Bond Fund generated a return of –0.10%, net of all fees and expenses, during the quarter ending June 30, 2018, underperforming the Bloomberg Barclay Intermediate US Treasury index return of 0.06%, but outperforming the Lipper US Government mutual fund index return of –0.23%. The Fund underperformed the Bloomberg Barclay Intermediate US Treasury index and the Lipper US Government mutual fund index during the trailing 1-year, 3-year, 5-year, and 10-year periods with returns of –1.37%, -0.92%, -0.41%, and 0.09% for the Fund, compared to returns of –0.76%, 0.62%, 1.03%, and 2.43% for the Barclay Intermediate Treasury index, and –0.33%, 0.86%, 1.48% and 3.02% for the Lipper US Government mutual fund index. Performance over these periods reflects the relatively conservative position of the Fund's investment portfolio of US Treasury securities. The Fund is managed as a low-risk alternative for conservative investors.

Beyond the Brand

Students of market history know that the reliance on a narrow group of stocks cannot be sustained over a long period of time. Growth and profitability can be difficult to sustain as new innovators arise, or as more traditional competitors adapt. It is interesting to note that the recent entry of Amazon into some industries has been met with great fanfare, but at the same time existing industry players have rolled out initiatives directly targeted at the Amazon offering. This robust competitiveness has the potential to drive long-term market performance beyond the brand name stocks themselves.

Our focus is, as it has always been, is to search for companies that have the potential for long-term sustainable growth with valuation levels that provide investors with a reasonable return expectation. Our diversified portfolios include representative weightings in the brand-name stocks combined with holdings beyond the brand that can contribute to long-term sustainable returns.

Sincerely,
Daniel A. Morris

Risks:
Mutual fund investing involves risk, including possible loss of principal amount invested. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. Foreign securities, foreign currencies, and securities issued by US entities with substantial foreign operation can involve additional risks.

Manor Investment Funds

Fund Office:
15 Chester County Commons
Malvern, PA 19355

610-722-0900   800-787-3334
www.manorfunds.com

Funds distributed by:
Foreside Funds Services, LLC
Three Canal Plaza
Suite 100
Portland, ME 04101

This report is submitted for the general information of the shareholders of the Fund. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus, which includes information regarding the Fund's risks, objectives, fees and expenses, experience of its management and other information.